Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.com

April 10, 2020

Via EDGAR

Susan Block

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States 12 Month Oil Fund, LP

Registration Statement on Form S-3

Filed March 13, 2020

File No. 333-237183

Dear Ms. Block:

On behalf of United States 12 Month Oil Fund, LP (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its letter dated March 25, 2020, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comment is set forth below in italics followed by the Company’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on March 13, 2020.

1.	We note that you do not appear to be eligible to conduct a primary offering pursuant to General Instruction I.B.1. on Form S-3. Please advise whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1. To the extent you do not meet the public float requirement in General Instruction I.B.1., and instead intend to rely upon General Instruction I.B.6., please revise to include the information required by Instruction 7 to General Instruction I.B.6. on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that, due to current market volatility, it is not eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1. As such, the Company has filed Amendment No.1 to convert to a Form S-1 and has revised the relevant portions of the Registration Statement accordingly.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

April 10, 2020 Page 2

Additionally, the Company advises the Staff that Amendment No. 1 includes changes to address comments received from the National Futures Association on March 20, 2020 and immaterial changes to update the disclosure through the date of filing.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.us.

Sincerely,

/s/ James M. Cain

James M. Cain, a partner